NSAR Item 77 (D) Morgan Stanley Institutional Fund Trust -- Core Fixed Income
Portfolio

The Portfolio may invest in securities of foreign issuers, including issuers located in emerging market countries. The securities in which the Portfolio may invest will be denominated in U.S. dollars.